SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2007
CNH GLOBAL N.V.
(Translation of Registrant’s Name Into English)
World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F ☑ Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes ☐ No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .)

SIGNATURES

CNH GLOBAL N.V.
Form 6-K for the month of June 2007
List of Exhibits:
1.	Registrant’s Summary North American Retail Unit Sales Activity For Selected Agricultural and Construction Equipment During the Month of May and Cumulative for 5 Months 2007, and Indicators of North American Dealer Inventory Levels for Selected Agricultural Equipment at the End of April 2007 Relative to Industry Results or Levels, Compared with Prior Year Periods.

Agricultural and Construction Equipment

CNH Global N.V.
Summary North American Retail Unit Sales Activity
For Selected Agricultural and Construction Equipment
During the Month of May and Cumulative for 5 Months 2007,
and Indicators of North American Dealer Inventory Levels for Selected Agricultural
Equipment at the End of April 2007
Relative to Industry Results or Levels, Compared with Prior Year Periods
The following table summarizes selected agricultural and construction equipment industry retail unit sales results in North America as compared with prior year periods. Industry results for the current periods are expressed as a percentage change from the prior year periods, by major product category. The percentage change reflects only industry retail unit sales results and is derived from flash, or preliminary actual, data of the U.S. Association of Equipment Manufacturers (‘AEM’) and of the Canadian Farm and Industrial Equipment Institute (‘CFIEI’).
These industry data are based on unit sales as preliminarily reported by AEM and CFIEI member companies and include most, but not all, of the equipment sold in each of the categories. The data are subject to revision from time to time and caution should be maintained when using the data for any purpose. Actual results will vary and may not be known for some time. Over time, industry results will be adjusted to reflect actual sales differences, reclassifications, or other factors. Retail unit sales will fluctuate from month to month due to several factors, including timing of new products and new product introductions, product availability, and sales programs. CNH Global N.V.’s performance for the same periods is described relative to the change in industry results.
Also included in the table are indicators of North American dealer inventory levels. Industry data are derived from the flash, or preliminary actual, data of the AEM and CFIEI and expressed as the number of months of inventory on hand, based on the simple average of the previous 12 months retail unit sales results. CNH Global N.V.’s dealer’s inventory levels for the same periods are described relative to the industry levels.
This information reflects point-in-time data that is not necessarily representative of either the market or of CNH Global N.V.’s relative performance going forward, nor does it reflect or imply any forward-looking information regarding the market or CNH Global N.V.’s relative performance in that market.
Copies of the relevant monthly Agricultural Flash reports from AEM and CFIEI follow the table.

Page 2	CNH Global N.V.	May N.A. Activity

SUMMARY OF NORTH AMERICAN RETAIL ACTIVITY

Total North
	American	CNH RELATIVE PERFORMANCE
CATEGORY	INDUSTRY	(All Brands)
RETAIL UNIT SALES:
MONTH of MAY 2007

Agricultural Tractors:
under 40 horsepower (2WD)	(5.0)%	down mid single digits, equal to the industry

40 to 100 horsepower (2WD)	(0.4)%	up mid single digits, moderately better than the industry

over 100 horsepower (2WD)	+13.3%	up low double digits, in line with the industry

4 wheel drive tractors	+32.0%	up low double digits, moderately less than the industry

Sub total tractors over 40 hp	+2.8%	up high single digits, moderately better than the industry

Total Ag tractors	(2.1)%	up low single digits, slightly better than the industry

Combines	+7.1%	up triple digits, significantly more than the industry

Loader/backhoes	down low double digits	down high single digits, moderately less than the industry

Skid Steer Loaders	down low double digits	down low double digits, in line with the industry

Total Heavy		down low double digits, moderately less than the
Construction Equipment	down low double digits	industry

RETAIL UNIT SALES:
5 MONTHS 2007

Agricultural Tractors:

under 40 horsepower (2WD)	(3.6)%	down low single digits, slightly better than the industry

40 to 100 horsepower (2WD)	+6.1%	up low double digits, moderately more than the industry

over 100 horsepower (2WD)	+5.7%	up low double digits, moderately more than the industry

4 wheel drive tractors	+11.2%	up high double digits, significantly more than the industry

Sub total tractors over 40 hp	+6.2%	up low double digits, moderately more than the industry

Total Ag tractors	+0.7%	up low double digits, moderately more than the industry

Combines	+2.7%	up moderate double digits, significantly more than the industry

Loader/backhoes	down low double digits	down low double digits, slightly less than the industry

Skid Steer Loaders	down low double digits	down low double digits, moderately more than the industry

Total Heavy		down low double digits, equal to the industry

Construction Equipment	down low double digits

DEALER INVENTORIES:
END OF APRIL 2007

Agricultural Tractors:
under 40 horsepower (2WD)	6.5 months supply	1 month less than the industry

40 to 100 horsepower (2WD)	6.0 months supply	1/2 month less than the industry

over 100 horsepower (2WD)	4.1 months supply	in line with the industry

4 wheel drive tractors	3.1 months supply	1 month less than the industry

Total tractors	6.0 months supply	1 month less than the industry

Combines	2.3 months supply	1 month more than the industry

Dated: June 14, 2007

Industry Trends
U.S. Ag Flash Reports

May 2007 Flash Report
U.S. Unit Retail Sales
(Report released 6/11/2007)
To download a PDF of this report, please click here.
Copyright, AEM. All rights reserved. If data is referenced, please acknowledge AEM as the source.

							April 2007
	May	May		Y-T-D	Y-T-D		U.S. Field
Equipment	2007	2006	% Chg.	2007	2006	% Chg.	Inventory
Farm Wheel Tractors - 2 Wheel Drive
Under 40 HP	15,127	16,249	-6.9	51,000	53,869	-5.3	64,589
40 & Under 100 HP	7,784	7,842	-0.7	32,759	30,728	6.6	38,840
100 HP & Over	1,592	1,354	17.6	8,980	8,302	8.2	5,573
Total - 2 Wheel Drive	24,503	25,445	-3.7	92,739	92,899	-0.2	109,002
Total - 4 Wheel Drive	307	242	26.9	1,554	1,416	9.7	787
Total Farm Wheel Tractors	24,810	25,687	-3.4	94,293	94,315	0	109,789
Combines (Self-Propelled)	463	421	10.0	1,928	1,837	5.0	1,005

These data are, in part, estimates that are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution. These data represent most, but not all, of the manufacturers in each product category being sold at retail in the fifty states and the District of Columbia.
Ag Flash Report is updated by the 15th of the month.
Interested in subscribing to market data reports? Click here. For further information, please contact Deb Carson at 414-298-4146.
To U.S. Ag Flash Report Archive >>

© 2007, AEM
Association of Equipment Manufacturers
Toll Free: 866-AEM-0442
Click here to read our Legal and Privacy
Information
Contact Us
Headquarters Office
6737 W. Washington Street, Suite 2400
Milwaukee, WI 53214-5647
Phone: 414-272-0943 Fax: 414-272-1170

Industry Trends
Canadian Ag Flash Reports

May 2007 Flash Report Canada Unit Retail Sales
(Report released 6/11/2007)
These data are, in part, estimates that are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution. These data represent most, but not all, of the manufacturers in each product category being sold at retail in the Provinces of Canada.
To download a PDF of this report, please click here.
Copyright, AEM. All rights reserved. If data is referenced, please acknowledge AEM as the source.

	May			May YTD			April
							2007	2006
							Canadian	Canadian
							(Field)	(Field)
Equipment	2007	2006	% Chg.	2007	2006	% Chg.	Inventory	Inventory
Farm Wheel Tractors - 2 Wheel Drive
Under 40 HP	1,858	1,623	14.5	4,402	3,625	21.4	5,987	5,623
40 & Under 100 HP	745	720	3.5	2,659	2,646	0.5	3,313	3,229
100 HP & Over	427	428	-0.2	1,509	1,625	-7.1	1,547	1,623
Total - 2 Wheel Drive	3,030	2,771	9.3	8,570	7,896	8.5	10,847	10,475
Total - 4 Wheel Drive	89	58	53.4	389	332	17.2	173	215
Total Farm Wheel Tractors	3,119	2,829	10.3	8,959	8,228	8.9	11,020	10,690
Combines (Self-Propelled)	79	85	-7.1	316	349	-9.5	501	583
These data are, in part, estimates that are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution.
Ag Flash Report is updated by the 15th of the month.
Interested in subscribing to market data reports? Click here. For further information, please contact Deb Carson at 414-298-4146.
Go To Canadian Ag Flash Reports Archive >>

© 2007, AEM
Association of Equipment Manufacturers
Toll Free: 866-AEM-0442
Click here to read our Legal and Privacy
Information
Contact Us
Headquarters Office
6737 W. Washington Street, Suite 2400
Milwaukee, WI 53214-5647
Phone: 414-272-0943 Fax: 414-272-1170

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Rubin J. McDougal

Rubin J. McDougal
Chief Financial Officer
June 14, 2007